Mail Stop 3010

September 24, 2009

Via U.S. Mail and Fax (011-81-3-3274-4496)
Mr. Masafumi Nakada
Senior Managing Director and Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re: Nomura Holdings, Inc.**
> **Form 20-F for the fiscal year ended March 31, 2009**
> **Filed June 30, 2009**
> **File No. 001-15270**

Dear Mr. Nakada:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3D. Risk Factors, page 4

1. Please provide us with a more detailed discussion of the following risks, and confirm that you will provide similar disclosure in your future filings:
   - *Recent financial and credit crises and recessionary economies around the world...* (page 4) – Please identify the specific adverse effects that you have experienced as a result of deteriorating economic conditions.

- *Market fluctuations could harm our business* (page 6) – You state that your businesses "have been" affected by changes in the levels of market volatility. Please specifically identify and/or quantify the adverse effects you have experienced due to market volatility.
- *Liquidity risk could impair our ability to fund operations...* (page 8) – To put this risk in context for investors, please quantify your exposure to this risk.

Item 18. Financial Statements

Note 3. Fair Value of Financial Instruments, page F-31

2. In future filings, please expand your disclosure related to transfers in (out) of Level 3 as follows:
   - Disclose transfers in and out separately in the Level 3 rollforward or provide amounts on a gross basis in a footnote to the table.
   - Disclose your policy for transfers in or out of Level 3.
   - Separately quantify gain or loss for instruments transferred into Level 3 during the period
   - Disclose the specific inputs that became unobservable when transfers into Level 3 occur

Note 4. Derivative instruments and hedging activities

Credit Derivatives, page F-47

3. Please tell us whether there are any recourse provisions that would enable you to recover from third parties any amounts paid under the credit derivative and any assets held as collateral that would enable you to recover amounts paid under the credit derivative. For reference see paragraph 5 of FASB Staff Position No. FAS 133-1.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amended future disclosure to expedite our review. Please furnish a cover letter with your amended future disclosure that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended future disclosure and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney at 202-551-3402 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief